Exhibit 12.1
Carrizo Oil & Gas, Inc.
Ratio of Earnings to Fixed Charges

			2005 (6 mo)	2004	2003	2002	2001	2000
(a) Income before taxes			10,020	17,725	13,103	7,599	14,867	12,989

(b) Interest			3,370	2,553	617	846	1,040	1,459
(c) Interest expense — related parties			—	1,082	2,379	2,255	2,137	2,118

(d) Fixed charges (total interest expense including amount capitalized)	(b)+	(c)	3,370	3,635	2,996	3,101	3,177	3,577
(e) Capitalized Interest included in (d)			2,225	2,938	2,919	3,100	3,171	3,564

(f) Fixed Charges excluding Capitalized Interest	(d)-	(e)	1,146	697	77	1	6	13
(g) Earnings	(a)+	(f)	11,166	18,422	13,180	7,600	14,873	13,002

Ratio of Earnings to Fixed Charges	(g)/	(d)	3.31	5.07	4.40	2.45	4.68	3.63